CM 3/22 BB 3/11

U.S. SECU[redacted]MISSION

04003432

Inforn ... s

Pursuant to Section 17 of the Securities ... 34 and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-53403

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Navigant Consulting Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1175 Peachtree Street, NE
100 Colony Square, Suite 2120

(No. and Street)

Atlanta	GA	30361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Berger — 404-602-5050
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive		Chicago	IL	60601-5212
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jon Berger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Navigant Consulting Capital, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name/Jon Berger
Title/President

Notary Public 2/24/04

"OFFICIAL SEAL"
JAN SARI SHUMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/6/2006

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

NAVIGANT CONSULTING CAPITAL, LLC

Financial Statements and Schedule

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Managing Member
Navigant Consulting Capital, LLC:

We have audited the accompanying statement of financial condition of Navigant Consulting Capital, LLC ("the Company") as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Consulting Capital, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit for the year then ended was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2004

NAVIGANT CONSULTING CAPITAL, LLC

Statement of Financial Condition

December 31, 2003

Assets		
Cash	$	688,875
Accounts receivable (net of allowance of $12,517)		83,708
Total assets	$	772,583
Liabilities and Member's Equity		
Accrued liabilities	$	786
Payable due to parent company		525,378
Total liabilities		526,164
Member's equity		246,419
Total liabilities and member's equity	$	772,583

See accompanying notes to financial statements.

NAVIGANT CONSULTING CAPITAL, LLC

Statement of Operations

Year ended December 31, 2003

Revenues:		
Revenues before reimbursements	$	648,196
Reimbursements		91,832
Total revenues		740,028
Cost of services:		
Cost of services before reimbursable expenses		373,511
Reimbursable expense		91,832
Total costs of services		465,343
General and administrative expenses:		
Occupancy		43,380
Bad debt expense		12,517
Other general and administrative expenses		27,369
Total general and administrative expenses		83,266
Net income	$	191,419

See accompanying notes to financial statements.

NAVIGANT CONSULTING CAPITAL, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2003

		Capital	Undistributed net income	Total
Balance at December 31, 2002	$	55,000	—	55,000
Net income		—	191,419	191,419
Balance at December 31, 2003	$	55,000	191,419	246,419

See accompanying notes to financial statements.

NAVIGANT CONSULTING CAPITAL, LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	191,419
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in bad debt expense		12,517
Changes in assets and liabilities:		
Decrease in receivable from parent company		16,395
Increase in payable to parent company		525,378
Increase in accrued liabilities		786
Increase in accounts receivable		(96,225)
Net cash provided by operating activities		458,851
Net increase in cash		650,270
Cash at beginning of year		38,605
Cash at end of year	$	688,875

See accompanying notes to financial statements.

(1) Organization

Navigant Consulting Capital, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc. (NCI). The Company was organized as a limited liability company and changed its name from Navigant Consulting Energy Capital, LLC to Navigant Consulting Capital, LLC on August 26, 2003. The Company is a member of the National Association of Securities Dealers (the NASD). The Company provides financial advisory services for private placements and mergers and acquisitions.

Navigant is a service mark of Navigant International, Inc. NCI is not affiliated, associated, or in any way connected with Navigant International, Inc. and NCI's use of Navigant is made under license from Navigant International, Inc.

(2) Summary of Significant Accounting Policies

Preparation of Financial Statements

The Company's financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue as the related professional services are provided, generally on a time and expense basis. From time to time, the company earns incremental revenues, in addition to hourly or fixed fee billings, which are contingent on achieving certain contractual objectives. Once the objective is achieved, they are accounted for on the percentage of completion method.

Total Revenues includes reimbursable costs which are billed to customers. These reimbursable costs are recorded as a component of cost of services.

Income Taxes

The Company is a single member limited liability company under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return of the Company's shareholder.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(Continued)

(3) Related-party Transactions

The Company has a service agreement (the Agreement) with NCI. Under the terms of the Agreement, NCI agrees to provide to the Company consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time, provided that the Company shall have supervisory authority for persons registered with the NASD as representatives and principals of the Company to the extent required under NASD rules. NCI invoices the Company on a periodic basis, generally monthly, for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage mark up for fringe, facilities, and operating expenses. The Company records the amount due to NCI as a payable.

(4) Net Capital Requirements under SEC Rule 15c3-1

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $35,078 at December 31, 2003, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2003, the Company's net capital was $162,711, which was $127,633 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 3.23 to 1.

(5) Reserve Requirement under SEC Rule 15c3-3

SEC Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities* (the Rule 15c3-3), requires, among other things, every broker or dealer to perform a periodic computation of Reserve Requirement unless such broker or dealer is exempted under the exemptive provisions of the Rule 15c3-3. The Company has not been engaged in any broker/dealer transactions since its inception, and does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, pursuant to the Rule 15c3-3(k)(2)(i), the Company is exempted from such reserve requirement computation.

Schedule I

NAVIGANT CONSULTING CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Computation of net capital:		
Total member's equity	$	246,419
Deduct:		
Nonallowable assets:		
Accounts receivable		83,708
Total deductions		83,708
Net capital		162,711
Minimum net capital requirement		35,078
Net capital in excess of requirement	$	127,633
Aggregate indebtedness – accounts payable, accrued expenses, and other liabilities	$	526,164
Ratio of aggregate indebtedness to net capital		323%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 filed by Navigant Consulting Capital, LLC in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on January 26, 2004.

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(i) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying independent auditors' report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Managing Member of
Navigant Consulting Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Navigant Consulting Capital, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2004